# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Protara Therapeutics, Inc., CIK 0001359931
CUSIP: 74365U107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 345 PARK AVENUE SOUTH, 3RD FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-052181
Filed by CIK 0001346824

## Reporting persons
- RA Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,971,765; sole dispositive power 0; shared dispositive power 1,971,765; aggregate amount beneficially owned 1,971,765 (4.9% of the class)
- Peter Kolchinsky: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,971,765; sole dispositive power 0; shared dispositive power 1,971,765; aggregate amount beneficially owned 1,971,765 (4.9% of the class)
- Rajeev Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,971,765; sole dispositive power 0; shared dispositive power 1,971,765; aggregate amount beneficially owned 1,971,765 (4.9% of the class)
- RA Capital Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,971,765; sole dispositive power 0; shared dispositive power 1,971,765; aggregate amount beneficially owned 1,971,765 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Protara Therapeutics, Inc.
Address of issuer's principal executive offices: 345 PARK AVENUE SOUTH, 3RD FLOOR, NEW YORK, NY, 10010.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

RA Capital Management, L.P. ("RA Capital")
Peter Kolchinsky
Rajeev Shah
RA Capital Healthcare Fund, L.P. (the "Fund")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116
Citizenship:
RA Capital and the Fund are Delaware limited partnerships.
Dr. Kolchinsky and Mr. Shah are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
The Fund directly holds (i) 1,039,295 shares of Common Stock, and (ii) two series of pre-funded warrants (the "Pre-Funded Warrants") exercisable for an aggregate of up to 1,400,144 shares of Common Stock.
..
One series of Pre-Funded Warrants, which are exercisable for up to 500,000 shares, contain provisions (the "9.99% Beneficial Ownership Blocker"), which precludes the exercise of such Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding. The other series of Pre-Funded Warrants, which are exercisable for up to 900,144 shares, contain a provision (the "4.99% Beneficial Ownership Blocker"), which precludes the exercise of such Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding. By virtue of the 4.99% Beneficial Ownership Blocker, the Fund is currently prohibited from exercising these Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 1,971,765 shares of Common Stock

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's portfolio, including the shares of the Issuer's Common Stock reported herein. Because the Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13G other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13G shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Percent of class: Due to the 4.99% Beneficial Ownership Blocker, each Reporting Person's beneficial ownership percentage was 4.99% as of June 30, 2025. Such percentage is based upon the sum of (i) 38,581,863 shares of the Issuer's Common Stock outstanding as of May 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025 and (ii) 932,470 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of the Reporting Persons' cover pages have been rounded down to 4.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 14, 2025)

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (08/14/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (08/14/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (08/14/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (08/14/2025)